EXHIBIT 99.1

China Liberal Education Holdings Limited Announces Share Consolidation

Beijing, China, January 17, 2024 /PRNewswire/ -- China Liberal Education Holdings Limited (“China Liberal” or the “Company”) (NASDAQ: CLEU), a China-based company that provides smart campus solutions and other educational services, today announced that the Company plans to effect a share consolidation of fifteen (15) ordinary shares with par value of $0.001 per share each in the Company’s issued and unissued share capital into one (1) ordinary share with par value of US$0.015 (the “Share Consolidation”). As a result of the Share Consolidation, each fifteen (15) pre-consolidation ordinary shares outstanding will automatically combine and convert into one issued and outstanding ordinary share without any action on the part of the shareholders.

The Share Consolidation will be effective on January 19, 2024. Beginning with the opening of trading on January 19, 2024, the Company’s ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “CLEU” but under a new CUSIP number of G2161Y117. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company will be US$7,500,000 divided into 500,000,000 ordinary shares of US$0.015 par value each.

About China Liberal Education Holdings Limited

China Liberal is an educational services provider headquartered in Beijing, China. Currently, China Liberal operates two colleges: Fuzhou Melbourne Polytechnic and Strait College of Mingjiang University. It provides a wide range of services, including overseas study consulting and technological consulting for Chinese universities to improve their campus information and data management systems. These services are designed to enhance the teaching, operating, and management environment of the universities, thus establishing a “smart campus.” Additionally, China Liberal offers tailored job readiness training for graduating students. For more information, please visit the Company’s website at http://ir.chinaliberal.com/.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1 646-932-7242

Email: investors@ascent-ir.com